Mail Stop 7010

            September 12, 2005

Mr. Michel Dumas
Executive Vice President, Finance and Chief Financial Officer
Tembec Industries, Inc.
800, Rene-Levesque Blvd., Suite 1050
Montreal, Qc, Canada H3B 1X9


	RE:	Form 40-F for Fiscal Year Ended September 25, 2004
		File No. 33-80178

Dear Mr. Dumas:

		We have reviewed your response and have the following additional comments.

Form 40-F for the Year Ended September 25, 2004

Disclosure Controls and Procedures

1. We note your proposed disclosure revisions in response to prior comment three of our letter dated August 12, 2005. Your proposed disclosures indicate that disclosure controls and procedures are only effective "to ensure that information required to be disclosed by the issuer in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." In future filings, please also state, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the
Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whatever the case may be.

Financial Statements, page 40

Note 1 - Significant Accounting Policies, page 44

2. We have reviewed your response to prior comment 12 of our letter dated August 12, 2005. If material, please explain in further detail why you believe that the primary economic environment of your US and
French operations is that of Canada.  See paragraph 5 of SFAS No.
52.
In this regard, please tell us the following:
* Sales market indicators - please clarify whether there is an active local sales market for the products produced by your US and French operations or whether the markets are mostly in Canada.
* Expense indicators - we note from your disclosure on page 31 that your production inputs are purchased in local currency. Please clarify whether labor and production-related assets in the US and France are also in local costs or obtained from Canada.
* Financing indicators - we note from your response that the Canadian parent company borrows US dollar denominated debt and provides loans to the foreign operations. Please clarify for us whether the foreign operations generate sufficient funds to service this debt to you, as well as any external parties, or whether, for example, you are funding losses incurred by the US and French operations. In other words, please clarify for us whether your US and French operations would be able to obtain and service its debt obligations if they were stand-alone entities, not subject to indentures associated with your high yield debt. Please also clarify for us the purpose of the loans you have provided to your US and French operations, including whether were made for expansion-related purposes.

Alternatively, if you do not believe that your use of the Canadian dollar, instead of the local currency, as the functional currency of your US and French operations, has a material effect on your financial statements, please provide us with the quantitative and qualitative basis for your conclusion. See SAB 99.

Note 21 - Financial Instruments, page 73

3. We note your response to prior comment 13 of our letter dated August 12, 2005. Please explain in detail how you applied paragraph
15 of SFAS No. 133 to determine that the US dollar denominated contracts under which your Canadian and European operations sold US
$2.2 billion of your products do not contain embedded derivatives. In this regard, please clarify the following:
* If you believe you meet paragraph 15(a) of SFAS No. 133, please reconcile the requirement in paragraph 15(a) to your response to prior comment 12, which suggests that the functional currency of your
Canadian and European operations is other than the US dollar. If you believe that the functional currency of another substantial party to the contract is the US dollar, please explain in detail the party`s involvement in the contract and how you determined that the functional currency of this party is the US dollar. We would assume, for example, that the customers of your Canadian and European operations would have functional currencies of other than the US dollar. If our assumption is not correct, please tell us why not.
* If you believe you meet paragraph 15(b) of SFAS No. 133, please explain the basis for this view in detail, particularly given that both you and your competitors appear to also sell forest, pulp and paper products in currencies other than the US dollar.
* If you believe you meet paragraph 15(c) of SFAS No. 133, please explain the basis for this view, given that on page 31 of your Form
40-F, you state that these sales are from your Canadian and European operations, where the local currency is other than the US dollar.
* If you believe you meet paragraph 15(d) of SFAS No. 133, please explain the basis for this view, given that your operations in Canada and Europe do not appear to operate in highly inflationary environments.

*    *    *    *


		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

    If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, me at (202) 551-3255.

								Sincerely,



								Nilima Shah
								Accounting Branch Chief

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Mr. Michel Dumas
Tembec Industries, Inc.
September 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE